Exhibit 99.1

Draganfly Announces Delivery of Flex FPV Systems to Major U.S. Prime Defense Contractor

Tampa, Florida – June 3rd, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the first deliveries of its revolutionary Flex FPV (First Person View) systems under an order from a major U  .S. military prime contractor supporting land systems operations for allied forces.

The Draganfly Flex FPV system is built around a modular core architecture that allows operators to seamlessly switch between different arm and propeller sizes in seconds—without specialized tools. This adaptability enables a single Flex Core to support a variety of mission profiles ranging from reconnaissance and training to tactical payload delivery.

Capable of speeds exceeding 149 Kilometres per hour, the Flex FPV is designed to support traditional FPV flight and assisted modes, including autonomous waypoint missions. With the ability to carry payloads up to 10 lbs, including via picatinny rail or custom mounts, the system delivers unmatched agility and flexibility in high-intensity environments.

“This delivery marks an important milestone for the Flex FPV platform,” said Cameron Chell, President and CEO of Draganfly. “The system was born out of our work supporting frontline operations in Ukraine and has been refined through rigorous testing by multiple defense partners. We’re incredibly proud to see it deployed by one of the world’s top defense contractors. .”

The Flex FPV was officially launched in 2024 and has since undergone evaluation by a variety of militaries and end-users across training, defense, and public safety applications. This order includes a mix of core units and modular components selected to meet the specific needs of the end user.

Draganfly continues to experience growing demand across defense and public safety sectors as organizations seek out trusted, North American-developed UAS platforms capable of adapting to the evolving realities of modern warfare.

For more information about Draganfly, visit draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a global leader in drone technology, AI, and autonomous systems, providing innovative solutions for public safety, defense, agriculture, and industrial applications. With over 25 years of experience, Draganfly is recognized for its groundbreaking contributions to the UAV industry and commitment to delivering cutting-edge, North American-made technology.

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Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Flex FPV system’s ability to support a variety of mission profiles ranging from reconnaissance and training to tactical payload delivery and delivering unmatched agility and flexibility in high-intensity environments. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.